July 20, 2020

Jennifer Hardy
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street NE
Washington DC 20549

RE:  AZL Morgan Stanley Global Real Estate Fund (the “Acquired Fund”) and the AZL S&P 500 Index Fund (the “Acquiring Fund”), each a series of the Allianz Variable Insurance Products Trust (the “Trust”)
(File Nos. 333-239299 and 811-9491)

Dear Ms. Hardy:

By telephone conference calls on July 10, 13 and 14, 2020, you and Sally Samuel (on July 10 and 14) provided comments regarding the registration statement on Form N-14, filed June 19, 2020, in connection with a proposed reorganization of the Acquired Fund into the Acquiring Fund. This letter responds to your comments,1 which are summarized below, each followed by the Trust’s response. As discussed with you, changes made in response to the comments will be incorporated in a subsequent filing under Rule 497, with exhibits submitted by Form POS EX. If this letter misstates any of your comments, or if you need any additional information, please let us know.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Trust’s registration statement on Form N-14.

1. Comment:  You requested that the Trust file this response on the EDGAR system and include herein the disclosure changes the Trust intends to make, if this correspondence is filed prior to amendment.

Response:  Each comment, and the response to each comment, is set out below, along with a description of any disclosure changes. As noted above, changes made in response to the comments will be incorporated in a subsequent filing under Rule 497, with exhibits submitted by Form POS EX.

2. Comment:  On the cover letter to the proxy statement/prospectus, at the end of the paragraph that begins, “The proposed reorganization is being recommended,” you requested that the Trust note that the Acquiring Fund is less expensive because it is a passively managed index fund and that the Acquiring Fund is not similar to the Acquired Fund in terms of strategy or risks and does not create the same exposure to real estate as the Acquired Fund.

Response:  The Trust will revise the disclosure as requested.

1 Please note that this letter will use “you” and “your” to refer collectively to you and Ms. Samuel.

3. Comment:  In the Q&A, you requested that the Trust make clear that, unlike the Acquired Fund, the Acquiring Fund provides no exposure to real estate and that Contract holders should consider transferring if they want real estate investments exposure rather than general market exposure. You also requested that, if other real estate funds are available in the Contracts, the Trust so indicate.

Response:  The Trust notes that, while the Acquiring Fund has significantly less exposure to real estate investments, compared to the Acquired Fund, it would be inaccurate to state that it has no such exposure. The Trust therefore will revise the disclosure in the Q&A to state that “There are some significant differences in the investment strategies and risks of the Funds. The Acquiring Fund provides significantly less exposure to real estate investments as compared to the Acquired Fund, as described in the accompanying proxy statement/prospectus.”

The Trust also notes that a variety of Contracts are affected by the proposed reorganization, each with varying available investment options, and the Trust is not responsible for the Contracts. The Trust believes that it would be inappropriate for the Trust to suggest particular replacement investment option(s) for the Acquired Fund. The Trust will revise the disclosure to state that “You should consider consulting with your financial professional to discuss your options for transferring Contract value to other investment options available under your Contract.”

4. Comment:  In the Q&A, under “Who is paying the costs of the shareholder meeting and this proxy solicitation,” you requested that the Trust state that the costs of repositioning will also be paid by the Funds’ investment manager and clarify whether the disclosed expected reorganization costs are inclusive of repositioning costs.

Response:  The Trust will revise the disclosure to clarify that the costs paid by the manager, estimated to be $65,000, include estimated repositioning costs of $20,000.

5. Comment:  In the Q&A, you requested that the Trust provide a more balanced discussion regarding the risks of the reorganization, what other options the Board considered and why this option was selected. You also questioned whether the reorganization was the best option for Contract holders, since the two Funds are substantially different, and that Contract holders who selected the Acquired Fund likely wanted exposure to the real estate industry.

Response:  The Trust notes that the Acquired Fund is proposed to be reorganized primarily because its net assets have been reduced to the point that the investment manager no longer believes that it is viable and because the investment manager does not expect that the Acquired Fund will gain any significant assets in the foreseeable future. The Trust also notes that it has no other series that is a real estate fund into which the Acquired Fund might be reorganized. The investment manager considered other series within the Trust as potential acquiring funds, but found none of them to be any more comparable to the Acquired Fund in terms of portfolio correlation (similarity) than the Acquiring Fund, and, therefore, the investment manager and the Board focused on shareholder cost as a consideration. The Trust is adding disclosure to the Q&A regarding the difference in strategies and risks in response to Comment 3, above. In addition, the proxy statement/prospectus includes detailed disclosure regarding the comparison of the two Funds and regarding Board considerations. The Trust submits that the Q&A provides summary information of more lengthy disclosure contained in the proxy statement/prospectus and is not the appropriate venue for a detailed discussion of these matters.

6. Comment:  In the Notice, you noted that in future filings the materials, including the voting instruction card, should be marked clearly “Preliminary Copies,” pursuant to Rule 14A-6(e).

Response:  The Trust in future filings will mark materials “Preliminary Copies,” as required by Rule 14A-6(e).

7. Comment:  On page 2, under “Where to Get More Information,” you requested that the Trust state why these items are not being incorporated by reference, and you noted that the Part C indicates that they are incorporated by reference.

Response:  The only document that needs to be incorporated by reference into the proxy statement/prospectus is, as currently indicated in the disclosure, the statement of additional information relating to the reorganization (the “proxy statement/SAI”).  The statutory prospectus of the Acquired Fund and the Acquiring Fund, dated May 1, 2020, is not incorporated by reference into the proxy statement/prospectus because all information from the statutory prospectus required by Form N-14 to be included in the proxy statement/prospectus has been included in the proxy statement/prospectus. The auditor’s report and Fund financial statements are incorporated by reference into the proxy statement/SAI, but are not required to be incorporated by reference into the proxy statement/prospectus.  Instruction G of Form N-14 regarding incorporation by reference requires that any document other than the proxy statement/SAI that is incorporated by reference into the proxy statement/prospectus also accompany the proxy statement/prospectus when it is mailed out to shareholders.  The Trust does not believe that its shareholders would appreciate receiving an overly large, bulky and expensive package that would contain the proxy statement/prospectus, lengthy statutory prospectus and lengthy annual report to shareholders.

The Part C merely indicated that the statutory prospectus and annual report to shareholders were incorporated by reference into the N-14 registration statement but did not specify the particular document.  In the future, the Trust will specify the particular document into which the statutory prospectus and annual report to shareholders are incorporated by reference.

8. Comment:  On page 2, under “Where to Get More Information,” you requested that the reference to the prospectus of the Acquired Fund and the Acquiring Fund also include the statement of additional information.

Response:  The Trust will revise the disclosure as requested.

9. Comment:  On page 3, under “How the Reorganization will Work,” in the sentence which begins “The value of your interest in the subaccounts,” you requested that the Trust change “value” to “net asset value.” This comment was repeated in various places.

Response:  The Trust notes that, in reference to Contract value or the value of subaccounts, or other references to the value of the underlying variable Contracts, the variable contracts do not have a “net asset value.” The Trust believes that the disclosure regarding Contract or subaccount “value” is accurate.

10. Comment:  On page 6, under the “Comparison of the Acquired Fund and the Acquiring Fund,” you requested that disclosure be added regarding the concentration policies of the Funds.

Response:  The Trust will revise the disclosure on page 6 to add a bullet summarizing the concentration policies of each Fund.  The Trust notes that the proxy statement/prospectus discloses, under “Principal Investment Strategies of each Fund” and under “Risk Factors,” the principal investment strategy of the Acquired Fund to invest at least 80% of its assets in equity securities of companies in the real estate industry, and the associated risks (under Real Estate Investments Risks). While the Acquiring Fund is permitted to concentrate to the extent necessary to approximate the composition of its index, the Trust notes that this is not currently considered to be part of the principal investment strategies or principal risks of the Acquiring Fund.

11. Comment:  On page 7, under the “Risk Factors,” you requested that the Trust include discussion of the risks relating to the reorganization, including that the risks of the Funds are substantially different.

Response:  Item 3 of Form N-14 requires only a discussion of the principal risk factors of investing in the Acquiring Fund and a comparison of the risks associated with an investment in the Acquired Fund.  The Trust submits that the principal risks of each Fund are thoroughly disclosed in the proxy statement/prospectus and that the differences in those risks are clear as presented.  The Trust believes that the chart comparing the principal risks of the Acquired Fund and Acquiring Fund adequately highlights that the principal risks of the two Funds are different.

12. Comment:  On page 8, in the table of principal risks, you asked about concentration risk for the Acquired Fund.

Response:  The Trust notes that the risks associated with the Acquired Fund’s policy of concentrating its investments in securities of companies operating in the real estate industry are disclosed under Real Estate Investment Risk.

13. Comment:  On page 12, in the fee table, you noted that the fee table in the prospectus for the Acquired Fund includes disclosure regarding a temporary reduction in the management fee of the Acquired Fund to 0.75%, through at least April 30, 2021, and you asked that the Trust supplementally explain why that disclosure was not included in the proxy statement/prospectus.

Response:  The Trust notes that the referenced temporary management fee reduction currently is in place only until April 30, 2021, and thereafter may be terminated by the Manager or the Fund at any time and for any reason. The Trust also notes that Instruction 3(e) to Item 3 of Form N-1A does not permit disclosure of fee waiver arrangements in the fee table unless it is valid for no less than one year from the effective date of the Fund’s registration statement. Since the Acquired Fund’s temporary management fee reduction is not valid for one year from the date of the N-14 registration statement, it was not included in the fee table in the proxy statement/prospectus.

14. Comment:  On page 12, in the fee examples, you requested that the disclosure be revised to state that it shows amounts whether the investor redeems or holds its shares.

Response:  The Trust will revise the disclosure as requested.

15. Comment:  On page 15, under “Conditions to Closing the Reorganization,” you requested that the Trust clarify which conditions may be waived and that the tax opinion is a non-waivable condition.

Response:  The Trust will revise the disclosure as requested.

16. Comment:  On page 15, under “Termination of the Plan,” you requested that the Trust discuss what will happen if the reorganization is terminated or abandoned and how shareholders will be notified.

Response:  The Trust will revise the disclosure as requested.

17. Comment:  You noted that, under “Reasons for the Proposed Reorganization and Board Deliberations,” it is stated that the Manager has agreed to bear the costs associated with the Reorganization, including any transaction costs related to repositioning of the portfolios in connection with the Reorganization, and you requested that this be noted on page 16, under “Certain Tax Consequences.”

Response:  The Trust will revise the disclosure as requested.

18. Comment:  On page 17, under “Continuity of Investment,” you requested that the Trust describe supplementally what about the differences made the Board decide that the reorganization was in the best interests of Acquired Fund shareholders and whether other options were considered.

Response:  The Trust notes that the Board did not decide that the Reorganization was in the best interests of Acquired Fund shareholders based on the differences between the investment objectives and the principal investment strategies and risks of the Funds, and the disclosure under “Continuity of Investment” does not so indicate.  Rather, the Board determined that the reorganization would be in the best interests of shareholders based upon its consideration of all of the various factors described under “Reasons for the Proposed Reorganization and Board Deliberations.” The differences between the investment objectives and the principal investment strategies and risks of the Funds, is but one factor among many considered by the Board. The Trust also notes that the disclosure under “Continuity of Investment” reflects that “The Board considered the compatibility of the Acquired Fund with the Acquiring Fund and the degree of similarity and difference between the investment objectives and the principal investment strategies for each Fund, as described in this Proxy Statement Prospectus. … The Board considered information from the Manager regarding the sector exposures, fund and sector performance, and correlation, between the Acquired Fund and the Acquiring Fund, relevant indexes and other potential acquiring funds in the Trust.” (emphasis added). No other options were presented to the Board for consideration.

19. Comment:  On page 17, under “Expense Ratios,” and on page 18, under “Costs” in connection with the disclosure regarding net fee savings, you asked whether the Board considered that the difference in expenses was due to the difference in strategy and whether the Board considered that the expenses of the Acquiring Fund were within the range of other S&P 500 index funds.

Response:  The Trust notes that the Board was aware that, generally, the expenses of a passively-managed index fund may be expected to be lower than the corresponding expenses of an actively-managed real estate fund.  The Trust will add disclosure under “Expense Ratios” to this effect. The Trust also notes that the Board evaluates the fees and expenses of the Acquiring Fund on an annual basis as part of the “15c” contract renewal process, and that this process includes a review of comparable peer group expenses. However, in connection with the approval of the proposed reorganization, the Board did not specifically consider whether the expenses of the Acquiring Fund were within the range of other S&P 500 index funds, as no other S&P 500 index fund was considered as a potential acquiring fund.

20. Comment:  On page 18, you requested that the Trust disclose whether the Board considered any of the adverse factors, fees, costs and strategy differences.

Response:  The Trust submits that the disclosure at pages 16 to 19 accurately and adequately describes the Board’s consideration of various material factors, including adverse factors, fees, costs and strategy differences.

21. Comment:  On page 19, under “Proxy Voting and Shareholder Meeting Information,” you asked about fractional shares.

Response:  The Trust notes that fractional shares are discussed in the immediately preceding section, Recommendation and Vote Required, in which it states that “Each share is entitled to one vote for each dollar, and a fractional vote for each fraction of a dollar, of net asset value per share held by a shareholder on the Record Date.”

22. Comment:  On page 20, you requested that the Trust state prominently and clearly that the investment manager is soliciting proxies, pursuant to Item 7(a) of Form N-14 and Item 4 of Schedule 14A.

Response:  The Trust will revise the disclosure as requested.

23. Comment:  You noted that the voting instruction card states that it is “solicited by the Insurance Company,” and you requested that the Trust reconcile that statement with other disclosure indicating that the Manager is soliciting voting instructions.

Response:  The Trust notes that the Trust is soliciting proxies from shareholders, but the Manager may also solicit proxies. The shareholders are the insurance companies which hold the Acquired Fund shares in connection with variable Contracts issued by the insurance companies.  In turn, the insurance companies seek voting instructions from variable Contract holders with Contract value allocated to the subaccounts investing in the Acquired Fund, in order that the insurance companies may “shadow vote” the Acquired Fund shares. The Manager may also solicit voting instructions.  The Trust will revise the disclosure to clarify who is conducting the solicitation.

24. Comment:  You asked where the disclosure required by Item 8(a) of Form N-14 may be found.

Response:  The Trust notes that Item 8(a) of Form N-14 requires a brief description of “any material interest, direct or indirect, by security holdings or otherwise, of any affiliated person of the registrant in the proposed transaction.”  The instruction to Item 8(a) states that this “Item shall not apply to any interest arising from the ownership of securities of the registrant where the security holder receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class.”  The Trust notes that it has no affiliated persons with any direct or indirect material interest in the proposed transaction.

25. Comment:  At page 22, under “Financial Highlights,” the disclosure states that the financial statements are incorporated by reference into the proxy statement/SAI.  In the proxy statement/SAI, the financial statements are incorporated by reference into the proxy statement/SAI.  You noted that the financial statements incorporated by reference into the proxy statement/SAI should be hyperlinked as required by the FAST Act.

Response: The Trust will provide the hyperlink as requested.

26. Comment:  Regarding Exhibit A, Additional Information about the Acquired Fund and the Acquiring Fund, you requested that this section be moved to the body of the proxy statement/prospectus, as it is required disclosure.

Response:  The Trust will revise the disclosure as requested.

27. Comment:  On page A-2, regarding the Fund Operating Expense Limitation Agreement, you requested that the Trust confirm supplementally that there will be no recoupment of waivers of Acquired Fund fees and expenses prior to the reorganization after the reorganization.

Response:  The Trust confirms that there will be no recoupment of waivers of Acquired Fund fees and expenses prior to the reorganization after the reorganization, because there are no such prior waivers eligible for recoupment.

28. Comment:  On page A-2, regarding the Fund Operating Expenses Limitation Agreement, you stated, with respect to the Acquiring Fund, that prior waivers of fees and expenses can only be recouped for three years from the waiver or reimbursement.  You requested that, at the next amendment of the registration statement, the Trust clarify this three year recoupment period and clarify that recoupment will only be made if such recoupment does not cause the Acquiring Fund’s expense ratio to exceed both the expense cap in place at the time of the waiver and the expense cap in place at the time of recoupment.

Response:  The Trust notes that the Acquiring Fund’s prospectus clearly discloses that the Acquiring Fund is authorized to reimburse the Manager for management fees previously waived and/or for the cost of expenses previously paid by the Manager pursuant to [the expense limitation] agreement, provided that such reimbursement will not cause the Fund to exceed the lesser of any applicable limits in effect (i) at the time of the original waiver and (ii) at the time of such reimbursement, as supported by standard accounting practices. The Fund’s ability to reimburse the Manager in this manner only applies to fees paid or reimbursements made by the Manager within the three fiscal years prior to the date of such reimbursement.

The Trust notes that this disclosure correctly reflects both the language in the Acquiring Fund’s Expense Limitation Agreement with the Manager and the practice of the Fund to reimburse prior waivers, subject to certain limitations, within the next three fiscal years following the fiscal year in which the waiver took place. The Trust believes that this is consistent with industry practice since reimbursed or waived expenses are not considered final until fiscal year end, rather than on the day they were actually reimbursed or waived. This is primarily because, during the fiscal year, estimated expenses are accrued daily and may fluctuate on a day to day basis.  Thus, amounts may be recaptured one day that were reimbursed or waived on an earlier day, only to have expenses exceed the expense cap on the following day thereby requiring another reimbursement or waiver.

29. Comment:  In the proxy statement/SAI, you requested that the Trust delete the attached statement of additional information included as Exhibit I.

Response:  The Trust has removed the statement of additional information that was attached as an exhibit and incorporated it by reference.

30. Comment:  In Part C, Exhibit 11, you noted that the opinion of Dorsey & Whitney LLP with respect to the legality of the securities being registered does not clearly consent to the use of the counsel name in the registration statement, and you requested that the Trust obtain and file such consent.

Response:  The Trust will obtain and file a clear consent of Dorsey & Whitney LLP to being named in the registration statement.

31. Comment:  In Part C, Exhibit 12, you requested that the Trust obtain and file via a post-effective amendment a form of the tax opinion after the N-14 registration statement becomes effective.

Response:  The Trust will obtain and file a form of the tax opinion in a post-effective amendment after the N-14 registration effective becomes effective and prior to the closing.  The final tax opinion will be filed within a reasonable time after the closing of the reorganization.

32. Comment:  In Part C, Exhibits 14, 15, 16, and 17(a), you noted that all exhibits should be hyperlinked.

Response:  The Trust will hyperlink exhibits, as required.

33. Comment:  In Part C, Exhibits 17(b)&(c), you noted that the references to incorporation by reference appear to be inconsistent with the proxy statement/prospectus and proxy statement/SAI.

Response:  The Part C merely indicated that the statutory prospectus and annual report to shareholders were incorporated by reference into the N-14 registration statement but did not specify the particular document.  In the future, the Trust will specify the particular document into which the statutory prospectus and annual report to shareholders are incorporated by reference.

34. Comment:  On the voting instruction card, you noted that proxy cards should be attached as an appendix to the N-14, and not as an exhibit, pursuant to the Note to Rule 14a-4(a)(3).

Response:  The Trust will revise the document as requested.

35. Comment:  On the voting instruction card, you requested that the Trust bold the statements regarding voting on other matters and who is soliciting the voting instructions.

Response:  The Trust will revise the voting instruction card as requested.

Sincerely,

/s/ Erik Nelson
_________________________________
Erik Nelson
Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com